Exhibit 99.1

Kenon Holdings Reports Full Year 2023 Results and Additional Updates

Singapore, March 26, 2024. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for 2023 and additional updates.

Q4 and Recent Highlights

Kenon

•	In March 2024, Kenon’s board of directors approved a cash dividend of approximately $200 million ($3.80 per share) payable in April 2024.

OPC

•	Financial results:

•
OPC’s net profit in 2023 was $47 million, as compared to a net profit of $65 million in 2022. OPC’s 2023 net profit included its share in profit of CPV of $66 million as compared to $85 million in 2022.

•	OPC’s Adjusted EBITDA[1] (including proportionate share in Adjusted EBITDA[1] of associated companies) in 2023 was $304 million as compared to $250 million in 2022.

ZIM

•	Financial results[2]:

•	ZIM reported a net loss in 2023 of $2.7 billion, which included a non-cash impairment of $2.1 billion, as compared to net profit of $4.6 billion in 2022.

•	ZIM reported Adjusted EBITDA[1] in 2023 of $1 billion, as compared to $7.5 billion in 2022.

1 Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated March 26, 2024 for the definition of OPC’s EBITDA and Adjusted EBITDA (including proportionate share in Adjusted EBITDA of associated companies) and ZIM’s Adjusted EBITDA and a reconciliation to their respective net (loss)/profit for the applicable period.
2 Represents 100% of ZIM’s results. Kenon owns and owned during the years ended December 31, 2023 and December 31, 2022 approximately 21% of ZIM.

Discussion of Results for the Year ended December 31, 2023

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd (“OPC”). Our share of the results of ZIM Integrated Shipping Ltd. (“ZIM”) is reflected under results from associated companies.

See Exhibit 99.2 of Kenon’s Form 6-K dated March 26, 2024 for a summary of Kenon’s consolidated financial information; a summary of OPC’s consolidated financial information; a reconciliation of OPC’s EBITDA and Adjusted EBITDA (including proportionate share in Adjusted EBITDA of associated companies) (which is a non-IFRS measure) to profit for the period; a summary of financial information of OPC’s subsidiaries; and a reconciliation of ZIM’s Adjusted EBITDA (which is a non-IFRS measure) to (loss)/profit for the period.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements, which are denominated in NIS for purposes of OPC’s financial statements, as translated into US dollars for Kenon’s financial statements.

Summary Financial Information of OPC

	For the year ended December 31,
	2023	2022
	$ millions
Revenue	692	574
Cost of sales (excluding depreciation and amortization)	(494)	(417)
Finance expenses, net	(53)	(14)
Share in profit of associated companies, net	66	85
Profit for the period	47	65
Attributable to:
Equity holders of OPC	40	50
Non-controlling interest	7	15

Adjusted EBITDA[3]	304	250

For details of OPC’s results please refer to Appendix B.

Revenue

	For the year ended December 31,
	2023	2022
	$ millions
Israel	619	517
U.S.	73	57
Total	692	574

OPC’s revenue increased by $118 million in 2023 as compared to 2022. Excluding the impact of translating OPC’s revenue from NIS to USD4, OPC’s revenue increased by $169 million in 2023 as compared to 2022. Set forth below is a discussion of significant changes in revenue between 2023 and 2022.

OPC’s revenue from the sale of electricity to private customers is derived from electricity sold at the generation component tariffs, as published by the Israeli Electricity Authority (“EA”), with some discount. Accordingly, changes in the generation component tariffs generally affect the prices paid by customers under Power Purchase Agreements of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff in 2023 was NIS 30.53 per KW hour, which is approximately 4% higher than the weighted-average generation component tariff in 2022 of NIS 29.27 per KW hour.

3 Non-IFRS measure.  See Appendix C for a definition of OPC’s Adjusted EBITDA and a reconciliation to profit for the period.
4 The table above and corresponding comparison relating to 2023 and 2022 were converted using an average exchange rate of $0.2710/NIS.

Set forth below is a discussion of changes in the key components in revenue for 2023 as compared to 2022.

•
Revenue from sale of energy to private customers in Israel – Increased by $25 million in 2023 as compared to 2022. Excluding the impact of translating OPC’s revenue from NIS to USD, such revenues increased by $57 million primarily as a result of (i) an increase of $49 million from an increase in customer consumption and (ii) an increase of $24 million from the consolidation of results of the Gat Power Plant which was consolidated starting in Q2 2023, partially offset by (iii) a decrease of $9 million as a result of the change in demand hour brackets;

•
Revenue from private customers in respect of infrastructure services – Increased by $36 million in 2023 as compared to 2022. Excluding the impact of translating OPC’s revenue from NIS to USD, such revenues increased by $45 million, primarily as a result of (i) an increase of $26 million from an increase in the infrastructure tariff, (ii) an increase of $12 million from an increase in customer consumption and (iii) an increase of $8 million from the consolidation of results of the Gat Power Plant beginning in Q2 2023;

•
Revenue from sale of energy to the System Operator and to other suppliers – Increased by $16 million in 2023 as compared to 2022. Excluding the impact of translating OPC’s revenue from NIS to USD, such revenues increased by $18 million, primarily as a result of (i) an increase of $18 million from the commencement of commercial operations of Tzomet Power Plant in June 2023 and (ii) an increase of $4 million from the consolidation of results of the Gat Power Plant beginning in Q2 2023;

•	Revenue from capacity payments – Increased by $16 million in 2023 as compared to 2022, primarily as a result of the commencement of commercial operations of Tzomet Power Plant in June 2023; and

•	Other revenue – Increased by $5 million in 2023 as compared to 2022, primarily as a result of the commencement of commercial operations of Tzomet Power Plant in June 2023.

Cost of Sales (Excluding Depreciation and Amortization)

	For the year ended December 31,
	2023	2022
	$ millions
Israel	453	385
U.S.	41	32
Total	494	417

OPC’s cost of sales (excluding depreciation and amortization) increased by $77 million from 2022 to 2023. Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD5, OPC’s cost of sales (excluding depreciation and amortization) increased by $115 million in 2023 as compared to 2022. Set forth below is a discussion of significant changes in cost of sales between 2023 and 2022.

•
Natural gas and diesel oil consumption in Israel – Increased by $23 million in 2023 as compared to 2022. Excluding the impact of translating these costs from NIS to USD, such costs increased by $37 million primarily due to (i) an increase of $11 million from the consolidation of results of the Gat Power Plant beginning in Q2 2023, (ii) the commencement of commercial operations of Tzomet Power Plant in June 2023, (iii) an increase of $14 million due to an increase in the generation component and the USD/NIS exchange rate and (iv) an increase of $14 million as a result of an increase in the quantity of gas consumed, partially offset by (v) a decrease in gas expenses of $14 million as a result of the commencement of delivery of gas from Energean from Q2 2023;

•
Expenses for infrastructure services in Israel – Increased by $36 million in 2023 as compared to 2022. Excluding the impact of translating these costs from NIS to USD, such costs increased by $45 million primarily as a result of (i) an increase of $26 million linked to the infrastructure tariff, (ii) an increase of $12 million due to an increase in customer consumption and (iii) an increase of $8 million from the consolidation of results of the Gat Power Plant beginning in Q2 2023; and

•
Operating expenses and other expenses – Increased by $20 million in 2023 as compared to 2022. Excluding the impact of translating these costs from NIS to USD, such costs increased by $22 million primarily as a result of (i) the commencement of commercial operations of Tzomet Power Plant in June 2023 and (ii) consolidation of results of the Gat Power Plant beginning in Q2 2023.

5 Comparing 2023 and 2022 using the average exchange rate of $0.2710/NIS.

Finance Expenses, net

Finance expenses, net in 2023 was $53 million, as compared to $14 million in 2022, primarily due to (i) an increase in interest expense relating to loans for the Gat Power Plant and the Mountain Wind project of $7 million and $4 million, respectively, and (ii) an increase in interest expense from the commencement of commercial operations of Tzomet Power Plant of $8 million, partially offset by (iii) an increase in interest income from deposits.

Share of Profit of Associated Companies, net

OPC’s share of profit of associated companies, net decreased by $19 million in 2023 as compared in 2022, primarily as a result of a decrease in energy margins compared with 2022, partially offset by increased availability of CPV Valley Power Plant in 2023 as compared to 2022 when the power plant was undergoing maintenance work.

For further details of the performance of associated companies of CPV, refer to OPC’s immediate report published on the Tel Aviv Stock Exchange (“TASE”) on March 12, 2024 and the convenience English translations of OPC’s Board of Directors Report and Financial Statements for the year ended December 31, 2023 furnished by Kenon on Form 6-K on March 12, 2024.

Liquidity and Capital Resources

As of December 31, 2023, OPC had cash and cash equivalents of $278 million (excluding restricted cash and including debt service reserves of $91 million), restricted cash of $17 million, and total outstanding consolidated indebtedness of $1,530 million, consisting of $170 million of short-term indebtedness and $1,360 million of long-term indebtedness. As of December 31, 2023, a substantial portion of OPC’s debt was denominated in NIS.

As of December 31, 2023, OPC’s proportionate share of debt (including accrued interest) of CPV associated companies was $839 million and proportionate share of cash and cash equivalents was $25 million.

Business and other Developments

Tariff Update

On February 1, 2024, the annual update of the electricity tariffs of the EA for 2024 entered into effect, decreasing the generation component by 1.1% to NIS 0.3007 per KW hour.

OPC-Rotem Supply License

In March 2024, OPC reported that the EA issued a resolution (the “Supply License Resolution”) regarding the hearing on complementary arrangements and the application of certain regulatory standards to OPC-Rotem (in which OPC has an 80% indirect stake). The Supply License Resolution will come into force on May 1, 2024.  See our Annual Report on Form 20-F for the year ended December 31, 2023 for more information.

ZIM

Discussion of ZIM’s Results6 for 2023

ZIM carried approximately 3,281 thousand TEUs in 2023 representing approximately a 3% decrease as compared to 2022, in which ZIM carried approximately 3,380 thousand TEUs. The average freight rate in 2023 was $1,203 per TEU, representing approximately a 63% decrease as compared to $3,240 per TEU in 2022.

ZIM’s revenues decreased by approximately 59% in 2023 to $5.2 billion, as compared to $12.6 billion in 2022, primarily due to a decrease in freight rates.

ZIM’s operating loss and net loss was $2.5 billion and $2.7 billion, respectively, in 2023, as compared to operating income and net income of $6.1 billion and $4.6 billion, respectively, in 2022. Operating loss in 2023 includes a non-cash impairment of $2.1 billion. ZIM’s Adjusted EBITDA1 in 2023 was $1 billion as compared to $7.5 billion in 2022.

ZIM’s total cash (which includes cash and cash equivalents and investments in bank deposits and other investment instruments) was $2.7 billion as of December 31, 2023, as compared to $4.6 billion as of December 31, 2022.

6 Represents 100% of ZIM’s results. Kenon owns and owned during the years ended December 31, 2023 and December 31, 2022 approximately 21% of ZIM.

Additional Kenon Updates

Kenon’s (stand-alone) Liquidity and Capital Resources

As of December 31, 2023, Kenon’s stand-alone cash was $634 million. As of March 26, 2024, Kenon’s stand-alone cash was $639 million. There is no material debt at the Kenon level.

Kenon’s stand-alone cash includes cash and cash equivalents and other treasury management instruments.

Interim Dividend for the Year Ending December 31, 2024

In March 2024, Kenon’s board of directors approved an interim cash dividend of approximately $200 million ($3.80 per share) (the “Dividend”) relating to the year ending December 31, 2024, payable to Kenon’s shareholders of record as of the close of trading on April 8, 2024 (the “Record Date”), to be paid on or about April 15, 2024 (the “Payment Date”).

The New York Stock Exchange’s (the “NYSE”) ex-dividend date, which is the date on which Kenon’s shares will begin trading on the NYSE without the entitlement to the Dividend, is April 5, 2024.

The TASE ex-dividend date, which is the date on which Kenon’s shares will begin trading on the TASE without the entitlement to the Dividend, is April 8, 2024.

We encourage you to contact your bank, broker, nominee or other institution if you have any questions regarding the mechanics and timing of having the Dividend attributable to your shares credited to your account.

Singapore tax is not expected to be imposed on Kenon’s shareholders in connection with the Dividend. Nevertheless, the Dividend may constitute a taxable event to Kenon’s shareholders according to their jurisdiction and the relevant tax law applicable (including for the purpose of withholding tax in accordance with applicable law and/or regulation). Kenon’s shareholders should consult their tax advisors with respect to the federal, state, and/or any other applicable tax consequences of the Dividend, and the potential imposition of withholding taxes in connection with the Dividend.

Bilateral Investment Treaty Claims Relating to Peru

In October 2023, an arbitration tribunal constituted by the International Centre for Settlement of Investment Disputes (“ICSID”) delivered a final award (the “ICSID Award”) in favor of Kenon and IC Power Ltd. (“IC Power”) in an arbitration proceeding against the Republic of Peru (“Peru”) under the Free Trade Agreement between Singapore and Peru.  Pursuant to the ICSID Award, Peru has been ordered to pay Kenon and IC Power a total of $110.7 million in damages, together with $5.5 million in fees and costs and pre-award and post-award interest.  Pursuant to Article 49 of the ICSID Convention, the parties have submitted requests seeking rectification of and/or supplementation to the ICSID Award relating to the tribunal’s award of interest and costs. These requests do not impact the tribunal’s principal award of damages. Kenon is taking steps to enforce the ICSID Award.

As previously disclosed in Kenon’s Form 20-F, Kenon and IC Power have previously entered in an agreement with a capital provider to provide capital for expenses in relation to the pursuit of these arbitration claims and other costs. In the event that Kenon or IC Power receives proceeds in connection with the ICSID Award or settlement thereof, the capital provider will be entitled to be repaid the amount committed by the capital provider and to receive a portion of the claim proceeds.

The ICSID Award is subject to tax.

Qoros update

In February 2024, the China International Economic and Trade Arbitration Commission (“CIETAC”) issued a final award (the “CIETAC Award”) in favor of Kenon’s wholly-owned subsidiary Quantum (2007) LLC (“Quantum”) with respect to arbitral proceedings initiated by Quantum in 2021 against an entity related to Shenzhen Baoneng Investment Group Co., Ltd. (“Baoneng Group”), which holds 63% of Qoros (the “Qoros Majority Shareholder”) and Baoneng Group in connection with the agreement for the sale of Quantum’s remaining 12% interest in Qoros to the Majority Qoros Shareholder.  The tribunal ruled that the Qoros Majority Shareholder and Baoneng Group are obligated to pay Quantum approximately RMB 1.9 billion (approximately $268 million) comprising the purchase price set forth in the Sale Agreement (as adjusted for inflation) of approximately RMB 1.7 billion (approximately $239 million), together with pre-award and post-award interest, legal fees and expenses.  Any value that could be realized in respect of the CIETAC Award is subject to significant risks and uncertainties, including risks relating to enforcement and collection of the CIETAC Award and other risks and uncertainties.

In addition, the lenders under Qoros’ RMB 1.2 billion loan facility have obtained a court order in respect of a payment default by Qoros, subject to Baoneng Group’s appeal against such order. The court order (when effective) would, among other things, enable the lenders to take steps to enforce pledges over Qoros’ assets and other security for the loan including the shares in Qoros pledged by its shareholders to secure the loan, including Quantum’s pledge of its 12% interest in Qoros.

About Kenon

Kenon has interests in the following businesses:

•	OPC (55% interest) – a leading owner, operator and developer of power generation facilities in the Israeli and U.S. power markets;
•	ZIM (21% interest) – an international shipping company.

Kenon has agreed to sell its remaining 12% interest of Qoros, a China-based automotive company to the Majority Shareholder.

For further information on Kenon, including its businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to (i) with respect to OPC, including tariff rates, and the Supply License Resolution, including the provisions thereof, (ii) Kenon’s announced dividend, (iii) the ICSID Award including interest payable on the ICSID Award, procedural steps that have been or may be taken with respect to the ICSID Award and the agreement with a capital provider and its entitlement to a portion of the ICSID Award, (iv) the CIETAC Award and Quantum’s intention to enforce the CIETAC Award, the court order in respect of the payment default by Qoros and impact of such order and (v) other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty order and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) tariff rates applicable to OPC for 2024, and risks relating to the terms of the Supply License Resolution and the impact on OPC-Rotem, and other risks, (ii) risks relating to payment of Kenon’s announced dividend, (iii) risks relating to the ICSID Award including a potential application to annul the ICSID Award, Kenon’s ability to enforce the ICSID Award and collect the amounts awarded thereunder and interest payable thereon, and amounts payable to the capital provider and to Kenon, (iv) risks related to the CIETAC Award, including the risk that Quantum may be unable to enforce the CIETAC Award or otherwise collect the amounts awarded or otherwise owing to it, and risks relating to the order in respect of the payment default by Qoros and the pledge by Quantum of its 12% interest in Qoros including the risk of enforcement of the pledge and impact thereof and (v) other risks and factors including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Deepa Joseph Chief Financial Officer deepaj@kenon-holdings.com Tel: +65 9669 4761